Public

21002945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 01 2021
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLaughlin Ryder Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1421 Prince St.
(No. and Street)

Alexandria	Virginia	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paige Pierce (703) 684-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Shawn McLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin Ryder Investments, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle Glicklin
Commonwealth of Virginia
Notary Public
Commission No. 336211
My Commission Expires 3/31/2023

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
McLaughlin Ryder Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McLaughlin Ryder Investments, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of McLaughlin Ryder Investments, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as McLaughlin Ryder Investments, Inc.'s auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 18, 2021

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9501 W. 171st Street, H-103 I Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,		2020
ASSETS		
Cash and cash equivalents	$	20,809
Due from clearing broker		129,552
Due from affiliate		271
Investments, at fair value (cost $412,895)		481,760
Prepaid expenses		10,546
Property and equipment, net		4,680
Right of use asset - building lease		496,341
Goodwill		110,697
Total assets	**$**	**1,254,656**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	32,852
Accrued commissions		60,534
Lease liability		591,446
Paycheck protection program loan advance		131,805
Total liabilities		**816,637**
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized 600 shares issued and outstanding		14,000
Additional paid-in capital		1,250,037
Accumulated deficit		(826,018)
Total stockholder's equity		**438,019**
Total liabilities and stockholder's equity	**$**	**1,254,656**

The Notes to the Financial Statement are an integral part of this statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

McLaughlin Ryder Investments, Inc. (the Company) was incorporated on July 2, 2007 in Minnesota. The Company is registered in 33 states as a broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and Registered Investment Adviser as determined by the Securities and Exchange Commission (SEC). The Company operates within the exemptive provisions of subparagraph (k)(2)(ii) of the SEC Rule 15c3-3. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company is wholly owned by McLaughlin Companies, LLC (the Stockholder).

Basis of accounting:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of investments:

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to adjusted quoted prices in active markets for identical assets of liabilities (Level 1 measurements) and the lowest priority to unobserved inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets and liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability.
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investment transactions are recorded on a trade-date basis and are recorded at fair value. Net realized and unrealized gains and losses are reflected in the statement of operations. Interest income is recognized under the accrual basis. Municipal bonds are valued based on amortized cost. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment transactions.

Market risk primarily equals the changes in market value of investments. Theoretically, the Company's exposure is equal to the value of the investments purchased.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Due from clearing broker:

As of December 31, 2020 the due from clearing broker consists of the following:

Cash in firm accounts	$	11,068
Restricted deposit		104,157
Receivable for commissions earned		14,327
Total due from clearing broker	**$**	**129,552**

The Company has $100,000 deposited with Pershing LLC. The deposit is restricted per an agreement between the Company and Pershing LLC. This balance must remain deposited with Pershing LLC so long as the Company remains using their brokerage platform.

Property and equipment:

Property and equipment is stated at cost and is depreciated over their estimated useful lives by use of the straight-line method. The estimated useful lives of the property and equipment are 3 - 5 years. Property and equipment consists of the following at December 31, 2020:

Office equipment	$	11,990
Less accumulated depreciation		7,310
Property and equipment, net	$	**4,680**

Goodwill:

On September 15, 2010 the Stockholder acquired 100% of the Company's outstanding common stock for $117,500. The purchase price exceeded the fair value of the Company's net assets by $110,697 and is recorded on the Company's statement of financial condition as goodwill by applying push down accounting. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of the reporting unit exceeds its estimated fair value. If this first step of the goodwill impairment test identifies a potential impairment, the Company performs a second step for that reporting unit to determine the amount of impairment loss, if any. The Company determines the fair value of its reporting unit utilizing a market-based approach. No impairment of goodwill was recognized during the year ended December 31, 2020.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued):

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Income taxes:

The Company, with the Stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax return of the Stockholder of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statement.

Management has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that could require adjustment or disclosure in the financial statements to comply with provisions set forth in ASC section 740, *Income Taxes*. The Company is no longer subject to examination by federal and state taxing authorities prior to 2016.

NOTE 2. RELATED PARTY

The Company has an agreement with the Stockholder for re-payment and division of applicable expenses. These expenses include rent and other administrative expenses. At December 31, 2020, there were no outstanding amounts due to or from the Stockholder.

The Stockholder of the Company owns a 100% stake in Management Solutions Plus ("MSP"). At December 31, 2020, there was $271 due from MSP as a result of advances.

The Stockholder of the Company owns a 50% stake in Union Street Partners ("USP"). At December 31, 2020, there were no outstanding amounts due to or from USP.

NOTE 3. FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the fair value of the Company's investments as of December 31, 2020:

Assets at Fair Value as of December 31, 2020

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ 197,625	$ -	$ -	$ 197,625
Mutual funds	284,135	-	-	284,135
Total assets at fair value	**$ 481,760**	**$ -**	**$ -**	**$ 481,760**

There were no transfers between levels during the year ended December 31, 2020.

NOTE 4. RETIREMENT PLAN

The Stockholder sponsors a qualified defined contribution 401(k) profit sharing plan for all full-time employees who meet the plan participation criteria. The Stockholder's plan provides for matching contributions equal to a percent of the eligible employee's compensation. The Stockholder is also permitted to make discretionary contributions on an annual basis.

NOTE 5. LEASES

The Stockholder has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease which expires in July 2023. The lease contains a renewal option for an additional five years. Because the Stockholder is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under this renewal option is excluded from lease payments.

The lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract includes fixed payments plus, for variable payments. The lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. As part of the agreement discussed in Note 2, the Company remits payment for its applicable expenses to the Stockholder.

NOTE 5. LEASES (CONTINUED)

Amounts disclosed for the ROU asset obtained in exchange for the lease obligation and reduction to the ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying value amount of the ROU asset resulting from lease modifications or reassessments. Maturities of the lease liability under the noncancelable operating lease as of December 31, 2020 are as follows:

YEAR ENDING DECEMBER 31,	
2021	$ 261,932
2022	269,829
2023	161,291
Total undiscounted lease payments	693,052
Less: Imputed interest	(101,606)
Total lease liability	**$ 591,446**
Weighted-average remaining lease term (years)	2.6
Weighted-average discount rate	5.0%

NOTE 6. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had a net capital of $383,819 which was $371,253 above its required net capital of $12,566. The Company's net capital ratio was 0.49 to 1 at December 31, 2020.

NOTE 8. CONTINGENCIES

The Company is involved in contingent matters incidental to its ordinary course of business. In Management's opinion, none of these items would have a material effect on the Company's financial position.

NOTE 9. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through the date the financial statements were issued. Management has determined that there are no material events that would require adjustment or disclosure in the Company's financial statements.

CONTENTS